SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

For The Year Ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For The Transition Period from                 to

Commission File Number 00107923

HANDLEMAN COMPANY SALARY

DEFERRAL PLAN

(Full title of the Plan)

HANDLEMAN COMPANY

(Name of issuer of the securities held pursuant to the Plan)

500 Kirts Boulevard

Troy, Michigan 48084

(Address of principal executive offices)

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The following financial statements and exhibits are presented pursuant to Section 15(d) of the Securities Exchange Act of 1934:

Page
(a)	Financial Statements:

	Report of Independent Accountants		I-1

	Statement of Assets Available for Benefits as of December 31, 2002 and 2001		I-2

	Statement of Changes in Assets Available for Benefits for the year ended December 31, 2002		I-3

	Notes to Financial Statements		I-4 to I-6

	Schedule of Assets Held for Investment Purposes as of December 31, 2002		I-7 to I-8

Exhibit Number
(b)	1.	Consent of Independent Accountants with respect to their report on their audit of the financial statements of the Handleman Company Salary Deferral Plan as of and for the year ended December 31, 2002	23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

By:	/s/ THOMAS C. BRAUM, JR.
Thomas C. Braum, Jr., Senior Vice President and Chief Financial Officer Handleman Company

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HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

INDEX TO FINANCIAL STATEMENTS

PAGES
Report of Independent Accountants	4

Financial Statements:

Statement of Assets Available for Benefits as of December 31, 2002 and 2001	5

Statement of Changes in Assets Availablefor Benefits for the year ended December 31, 2002	6

Notes to Financial Statements	7-9

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes as of December 31, 2002	10-11

Consent of Independent Accountants	12

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Report of Independent Accountants

To the Participants and Administrator of

Handleman Company Salary Deferral and Stock Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Handleman Company Salary Deferral and Stock Plan (the “Plan”) at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of this Form 11-K are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan

June 13, 2003

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HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001
ASSETS:
Accrued dividends and interest	$2,146	$1,235
Employee contributions receivable	102,033	99,612
Employer contribution receivable	38,873	27,300
Investments, at fair value	19,367,746	18,898,956
Loans to participants at rates of 5.25% to 10.50%, maturing in 1 to 15 years	539,527	442,367

TOTAL ASSETS	20,050,325	19,469,470
LIABILITIES:
Accounts payable	0	605

NET ASSETS AVAILABLE FOR BENEFITS	$20,050,325	$19,468,865

The accompanying notes are an integral part of the financial statements.

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HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENT OF CHANGES IN ASSETS

AVAILABLE FOR BENEFITS

for the year ended December 31, 2002

Additions:
Employer contributions	$1,091,762
Employee contributions	3,006,722
Dividend income	205,721
Interest income	39,132
Other	33,941

Total additions	4,377,278

Deductions:
Net depreciation in fair value of investments	3,185,351
Participants’ benefits paid	584,362
Other	26,105

Total deductions	3,795,818

Net increase	581,460
Assets available for benefits, beginning of year	19,468,865

Assets available for benefits, end of year	$20,050,325

The accompanying notes are an integral part of the financial statements.

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HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Handleman Company Salary Deferral Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers nearly all employees of the Handleman Company (the “Company”) and subsidiaries and affiliates that have adopted the Plan. Effective May 1, 2001 eligibility for covered employees to enter the Plan was changed from one year of service to the first of the month following sixty days of employment. The Plan generally excludes employees that are covered by collective bargaining agreements, laid off, on leave of absence, on active duty in the armed forces of any nation other than the armed forces of the United States of America, leased employees, or any person whose status as an employee is the result of a judicial or administrative determination. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee authorized contributions of tax deferred compensation are limited in any one year to the lesser of fifteen percent of employee compensation or the statutory maximum. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

The Company provides for a matching contribution equal to 50 percent of the elective salary deferral contribution made by each participant, up to six percent of such participant’s compensation, to be invested in Company stock.

Plan Assets

Employees may direct employee and employer contributions to the Plan into Company stock or various investment funds, which are established by the Company from time to time.

Participant Accounts

Each participant’s account is credited with employee contributions, in addition to an allocation of any Company contribution and Plan earnings, net of Plan expenses. In addition to the Company match, the Company shall allocate discretional contributions and forfeitures if any, as of the last day of the Plan Year among Company Contribution Accounts of the Participants who received Creditable Compensation during the Plan Year. Top Heavy Contributions, if any, shall also be allocated as of the last day of the Plan Year to the account of each Participant who is a Non-Key Employee. To receive a share of the discretionary contributions, forfeitures and/or Non-Key Employee Contributions, a participant must be employed by the Company on the last day of the Plan Year.

Salary Deferral Portion of Plan – Company contributions to the Salary Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

Stock Ownership Portion of Plan – Effective May 2, 1994, the Plan was amended to discontinue Company contributions for employees hired after April 30, 1994. As of December 31, 1996, Company contributions for all employees were discontinued.

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HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.	Description of Plan, continued

Loans to Participants

The Plan allows participants to borrow against their account balances. The maximum loan to any participant is the lesser of 50% of the participant’s non-forfeitable salary deferral account balance or $50,000.

Plan Expenses

Expenses of the Trustee and Administrative Committee are charged to participant accounts unless the Company at its discretion elects to pay these expenses.

Vesting

The Plan includes a graded vesting schedule for matching contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service. Non-vested Company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan.

Payment of Benefits

On termination of service, a participant will be eligible to receive the plan assets allocated to the participant’s account and which have vested or an equivalent amount in cash. At December 31, 2002 and 2001, $584,362 and $637,776 respectively, were reported as benefits paid.

2.	Summary of Accounting Policies

Company Contributions

Company contributions are accrued in the plan year to which the contributions relate. Company contributions are in the form of cash, which will be used to buy Company stock.

Investments

At the end of the plan year, Company stock is valued at the closing market price of the stock on the last business day of the Plan’s year. The Victory Stock Index Fund, American Balanced Fund, VDCS Victory Government Reserve SVP Fund, Janus Worldwide Fund, Neuberger Berman Genesis Asset Fund, Victory Diversified Stock Fund, PIMCO Total Return SVP Fund, Employee Benefit Money Market Fund, Dreyfus MidCap Value SVP Fund, The America Funds: Growth Fund of America SVP Fund, Fidelity MidCap SV Fund, Janus Advisor International Growth Fund, Neuberger Berman Focus Advisor SVP Fund and Franklin Balance Sheet SVP Fund are reflected at estimated fair values or at the fair value as determined by quoted market prices at the year-end date as reported by the Plan’s investment custodian, KeyCorp.

The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Company stock, is average cost. The basis on which cost is determined for the Company stock is specific identification.

The Plan presents in the statement of changes in assets the net appreciation (depreciation) in fair value of investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made.

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HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

2.	Summary of Accounting Policies, continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in assets during the reporting period. Actual results could differ from these estimates.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2002	2001
Handleman Company Common Stock: 343,301 and 260,042 shares, respectively.	$3,945,136	$3,861,603
Victory Stock Index Fund: 302,361 and 303,057 shares, respectively.	3,933,718	5,155,002
American Balanced Fund : 260,430 and 230,058 shares, respectively.	3,755,401	3,646,415
VDCS Victory Government Reserves SVP Fund: 240,181 and 230,110 shares, respectively.	2,724,080	2,581,537
Janus Worldwide Fund: 37,886 and 33,247 shares, respectively.	1,217,288	1,457,564
Neuberger Berman Genesis Fund: 75,916 and 57,853 shares, respectively.	1,257,168	993,333
Other	2,534,955	1,203,502

Total	$19,367,746	$18,898,956

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.	Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401 of the Internal Revenue Code (“IRC”) and is, therefore, not subject to tax under present income tax laws by a letter dated October 23, 2002.

6.	Subsequent Events

Effective February 28, 2003, the Plan’s investment custodian, KeyCorp, was replaced by Fidelity Investments.

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HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

Calendar Plan year 2002

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

(a)	(b)	(c)	(d)
	Identity of issue, borrower lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
*	Handleman Company Common Stock Fund	Common Stock $.01 par value	$3,945,136

*	KeyCorp Victory Stock Index Fund	Common Stock Fund	$3,933,718

	American Balanced Fund	Common Stock and Bond Fund	$3,755,401

*	KeyCorp VDCS Victory Government Reserve SVP Fund	U.S. Government Securities	$2,724,080

	Janus Worldwide Fund	Common Stock Fund	$1,217,288

	Neuberger Berman Genesis Assets Fund	Common Stock Fund	$1,257,168

*	KeyCorp Victory Diversified Stock SVP Fund	Common Stock Fund	$574,635

	Loans to Participants	Interest rates of 5.25% to 10.50% and maturing in 1 to 15 years	$539,527

	PIMCO Total Return SVP Fund	Debt Securities Fund	$661,863

*	KeyCorp Employee Benefit Money Market Fund	Cash Equivalents	$114,946

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SALARY DEFERRAL PLAN

Calendar Plan year 2002

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

(a)	(b)	(c)	(d)
	Identity of issue, borrower lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	Dreyfus MidCap Value SVP Fund	Preferred and Common Stock Fund	$331,561

	The America Funds Growth Fund of America SVP Fund	Common Stock and Securities Fund	$173,476

	Fidelity MidCap SVP Fund	Common Stock and Bond Fund	$130,564

	Janus Advisor International Growth Fund	Common Stock Fund	$55,180

	Franklin Balance Sheet SVP Fund	Common Stock Fund	$377,734

	Neuberger Berman Focus Advisor SVP Fund	Common Stock Fund	$114,996

*	These investments are with a party-in-interest

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